Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

January 13, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Aamira Chaudhry Rufus Decker

Re:	Qilun Group Inc. Draft Registration Statement on Form F-1 Filed November 4, 2022 CIK No.: 0001951378

Dear Ms. Chaudhry and Mr. Decker:

We write on behalf of Qilun Group Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated December 1, 2022, commenting on the Company’s Draft Registration Statement on Form F-1 filed November 4, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Draft Registration Statement on Form F-1

Cover Page

1.	Please refer to the prospectus cover page. We note your ordinary shares are not listed or quoted on an existing public trading market. Please note that an at-the-market resale offering under Rule 415 is not available for registrants with no existing public trading market. Accordingly, please revise to clarify that the selling stockholders will sell at a fixed price until your ordinary shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price and clarify in one of the first paragraphs that the company currently has no existing public trading market and whether the offering is contingent upon obtaining a listing or quotation on an existing public trading market.

Response: In response to this comment, the Company has amended the Registration Statement cover page to state that there is currently no public trading market, that the offering is contingent on obtaining a listing or quotation on an existing public market, and that the selling stockholders will sell at a fixed price of $0.20 per share until the ordinary shares are listed or quoted on an existing public trading market, and thereafter at prevailing market prices or privately negotiated prices.

2.	Please revise the seventh paragraph of the prospectus cover page to capture the risk that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which you operate.

Response: In response to this comment, the Company has amended the Registration Statement to state that Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industries in which we operate.

3.	Please revise the prospectus cover page to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Response: In response to this comment, the Company has amened the Registration Statement to state that the legal, regulatory, operating and investment risks applicable to our operations in China also apply to operations in the special administrative regions of Hong Kong and Macau.

4.	We note your disclosure on pages 4 and 18 that all of your operations are in China. However, you also state at several points in the prospectus that you have an operating subsidiary in Hong Kong. Please clarify the geographic scope of your operations and make conforming disclosures accordingly.

Response: In response to this comment, the Company has amened the cited disclosure throughout the Registration Statement to refer to operating subsidiaries in China and to clarify that operations have not begun to date with respect to the Company’s Hong Kong subsidiary.

5.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to this comment, the Company advises the Staff that the Company does not have a specific cash transfer policy or mechanism among subsidiaries. The cash transfers made to date among subsidiaries include:

●	Shenzhen Houhaitang Culture Communication Co., Ltd. loaned $131,746 to Qilun Culture Development (Shenzhen) Co., Ltd.;
●	Shenzhen Houhaitang Culture Communication Co., Ltd. sold products with amount of $71,121 to Qilun Culture Development (Shenzhen) Co., Ltd.; and
●	Qilun Culture Development (Shenzhen) Co., Ltd. made payment of $27,899 on behalf of Qilun Enterprise Management Consultant (Shenzhen) Co., Ltd.

The noted three transfers have been cleared out as of the filling date and there are no remaining balances. The cash transfers were made occasionally at the discretion of management and were not routine.

There have been no transfers, dividends or distributions made to date between the holding company and its subsidiaries or to investors. The Company has no intentions to distribute earnings now and in the foreseeable future.

6.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the prospectus cover page, provide cross-references to these other discussions.

Response: In response to this comment, the Company has amended the Registration Statement risk factor entitled “We may rely on dividends and other distributions on equity paid by the operating entities to fund any cash and financing requirements we may have, and any interventions in or the imposition of restrictions and limitations on the ability of our company or the operating entities by the PRC government to transfer cash or assets could have a material and adverse effect on our business.” to state that, “[t]o the extent cash in the business is in accounts located in the PRC or Hong Kong, or held at a PRC or Hong Kong operating entity, the cash may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of you or your subsidiaries to transfer cash outside of the PRC or Hong Kong.” The Company has also amended the Registration Statement to cross-reference this risk factor on the cover page.

7.	Please revise the prospectus cover page to include the Commission Legend required by Item 501(b)(7) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to include the Item 501(b)(7) of Regulation S-K legend on the cover page.

8.	Please revise the prospectus cover page to include the date of prospectus. Refer to Item 501(b)(9) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to include the date of the prospectus on the cover page.

Our Products and Services, page 1

9.	We note your disclosure on pages 1 and 49 that you sell books published by third-party publishers to retail customers. To the extent your business is materially dependent on such third-party publishers, please identify such third-party publishers and include risk factor disclosure to address your reliance on such third-party publishers.

Response: In response to this comment, the Company respectfully advises the Staff that sales from third-party publishers constitute less than 10% of annual revenue and is not a material component of the Company’s operations or business strategy. The Company has amended the Registration Statement on page 49 to reflect such details.

10.	Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. To the extent you are relaying on an opinion of counsel, then counsel should be named and a consent of counsel filed as an exhibit. Lastly, please revise the permissions and approvals disclosures on the prospectus cover page to align with the above guidance. In this regard, we note the disclosure is presented from the passive perspective versus affirmatively addressing that the company has received all requisite permissions and approvals.

Response: In response to this comment, the Company respectfully advises the Staff that, according to the Company’s PRC legal counsel, DeHeng Law Offices (Shenzhen), as of the date of the Registration Statement, our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China and neither the Company nor the operating entities have been subject to any investigation, or received any notice, warning, or sanction from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”), or other applicable government authorities related to the proposed offering. The Company has amended the Registration Statement to reflect the above-noted disclosure.

Our Strengths, page 2

11.	Please disclose the basis for your statement here and on page 50 that you have formed a “large and loyal fan community” or state that it is management’s belief.

Response: In response to this comment, the Company has amended the Registration Statement to state that “formed what we believe to be a sizeable and loyal fan community.”

Risk Factor Summary, page 3

12.	Please revise your disclosure to ensure that each summary risk factor in the “Risks Related to Doing Business in China” section has a cross-reference to the relevant individual detailed risk factor including the specific heading and page number.

Response: In response to this comment, the Company has amended the Registration Statement to revise each summary risk factor in the “Risks Related to Doing Business in China and Hong Kong” section to include a cross-reference to the relevant individual detailed risk factor including the specific heading and page number.

Cash Transfers and Dividend Distributions, page 6

13.	Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Additionally, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to this comment, the Company advises the Staff that the Company has not made any cash transfers or asset transfers between its subsidiaries and the Company (e.g., the Cayman Islands registrant) and does not anticipate any such transfers for the foreseeable future.

The Offering, page 8

14.	We note your disclosure here that you intend to apply to quote your securities on the OTCQB. However, you state on the prospectus cover page that you intend to seek quotation of your shares on the OTC Markets, OTCQX, or OTCQB Venture. Please revise your disclosures to consistently reflect which OTC market you wish to seek quotation on.

Response: In response to this comment, the Company has amended the Registration Statement to clarify, in each instance, that it intends to apply its securities to be quoted on the OTCQB.

“The ongoing global coronavirus COVID-19 outbreak had caused . . .”, page 14

15.	Please expand your disclosure to discuss the material effects that COVID-19 has had on the demand for your products and operating results. Specifically, please revise these sections, to the extent possible, to expand and quantify your disclosure and the associated impacts. As examples only, quantify the “affected demand for [y]our products” and the impact of the downturn on your operating results.

Response: In response to this comment, the Company has amended the disclosure on page 14 to provide additional quantification of the impact of Covid-19 on the Company’s results of operations.

16.	Disclose whether your results of operations were affected by supply chain disruptions related to COVID-19. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. As a related matter, discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, related to delays in the global supply chain. Explain whether you have undertaken any mitigation efforts and if they introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: In response to this comment, the Company has amended the disclosure on page 14 to provide additional quantification of the impact of Covid-19 on the Company’s supply chain disruptions.

“We have engaged in transactions with related parties . . .”, page 14

17.	Considering Shenzhen Yuanheng Culture and Art Creative Co., Ltd. is 50% owned by Ruowen Li, your Chief Executive Officer, discuss in greater detail the nature and scope of the related-party transactions.

Response: In response to this comment, the Company respectfully advises the Staff that the related party disclosure on page 14 has been updated to provide greater detail regarding the nature of such transactions.

18.	Disclose the material terms of the agreements you have with Shenzhen Yuanheng Culture and Art Creative Co., Ltd in the Related Party Transactions section on page 68. Additionally, please file the agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to this comment, the Company respectfully advises the Staff that Shenzhen Yuanheng Culture and Art Creative Co., Ltd (“Shenzhen Yuanheng”) provides the Company with intermediary services for the sale of artworks and cultural and creative products produced by Shenzhen Yuanheng, and after Shenzhen Yuanheng has completed the sales service, the Company chooses one of the two settlement methods:

1. The Company may pay Shenzhen Yuanheng 8% of the actual amount of payment received by the Company from Shenzhen Yuanheng after Shenzhen Yuanheng has completed the sales service.

2. Shenzhen Yuanheng may purchase the Company’s goods directly at the channel price, and then Shenzhen Yuanheng will sell such goods to buyers at the market guide price confirmed by the Company. In this case, the Company does not pay any sales commissions to Shenzhen Yuanheng.

Risks Related to Doing Business in China, page 18

19.	Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting your operating structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert control over the assets of your PRC subsidiaries.

Response: In response to this comment, the Company respectfully advises the Staff that the Company directly holds 100% equity interests in the operating entities in China, and we do not currently use a variable interest entity (“VIE”) structure. Please refer to “Our History and Corporate Structure” of the Registration Statement. Nevertheless, the Company has amended the Registration Statement to include an additional risk factor to address the risks identified in this comment. See “Risk Factors — The uncertainties in the PRC legal system may subject our structure to different interpretations or enforcement challenges, or subject us to severe penalties or force us to relinquish our interests in our operations.”

Related Party Transactions, page 68

20.	We note your disclosure in this section that Mr. Li has provided the company with a loan. We also note that your audited balance sheet shows large amounts due to related parties. Please revise this section to discuss in greater detail all related-party loans and any material terms related to such loans. In this regard, we note footnote 6 to your audited financial statements disclosure that certain amounts are due upon demand. Please clarify and, if applicable, add a risk factor related to these related-party loans and their repayment terms.

Response: In response to this comment, the Company has amended the Registration Statement to provide additional material terms of the loan and to attach the loan agreement as an exhibit to the Registration Statement.

21.	We note that footnote 6 to your audited financial statements discloses a number of other related-party transactions related to sales and purchases. Please revise this section to discuss and disclose such transactions.

Response: In response to this comment, the Company has amended the Registration Statement to include the additional related party transactions noted in Note 6 to the audited financial statements.

Experts, page 81

22.	We note your disclosure that the report of Assentsure PAC includes an explanatory paragraph referring to substantial doubt that exists regarding the ability of the company to continue as a going concern. However, there is no such paragraph in the report included on page F-2. Clarify whether your auditor has expressed substantial doubt about your ability to continue as a going concern. Please reconcile this discrepancy. To the extent applicable, please revise the prospectus summary and add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: In response to this comment, the Company respectfully advises the Staff that the reference to the ability of the Company to continue as a going concern was included in error, and the Registration Statement has been amended to remove such reference.

Where you can Find Additional Information, page 82

23.	State that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov). Disclose your Internet address, if available. Refer to Item 4.e of Form F-1.

Response: In response to this comment, the Company respectfully advises the Staff that the Company oes not currently maintain a website. The Registration Statement has been amended accordingly. Additionally, in response to this comment, the Company has amended the Registration Statement to state that the Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and reference the Commission’s website at http://www.sec.gov.

Consolidated Financial Statements, page F-1

24.	Please disclose all related party amounts on the faces of your balance sheets, statements of operations and comprehensive income and statements of cash flows. Refer to Rule 4-08(k) of Regulation S-X.

Response: In response to this comment, the Company respectfully advises the Staff that the Company’s financial statements have been updated to reflect all related party amounts.

25.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.5 of Form 20-F.

Response: In response to this comment, the Company respectfully advises the Staff that the Registration Statement has been updated to reflect current financial statements and corresponding financial information.

Report of Independent Registered Public Accounting Firm, page F-2

26.	Please amend your filing to also include an audit report for the fiscal year ended December 31, 2020 financial statements. Refer to Item 8.A.2 of Form 20-F and the related Instructions.

Response: In response to this comment, the Company respectfully advises the Staff that, in consultation with its auditors, financial reporting staff and senior management, the Company, which as formed in 2021, has determined that its acquired operating subsidiary Shenzhen Houhaitang is not a predecessor entity given the lack of significance under any of the enumerated investment, income, or asset tests and the significantly broader product offerings and lines of business of the Company in 2023 as compared to Shenzhen Houhaitang’s operatings in 2020. Accordingly, the Company has omitted the filing of an audit report for the fiscal year 2020 as not meaningful for a potential investor in the anticipated pending offering.

General

27.	We note that the company is a Cayman Islands company and that the Legal Matters section on page 81 contemplates a legal opinion from Cayman Islands counsel regarding the offered ordinary shares. Please revise the Exhibits Index to indicate that a local counsel opinion will be provided or advise.

Response: In response to this comment, the Company has amended the exhibit index of the Registration Statement to reflect the delivery and disclosure of a legal opinion from Cayman Islands counsel to opine on the validity of the shares being sold through the offering by the Selling Stockholders.

28.	Please identify PRC legal counsel throughout the prospectus and file the consent of your PRC legal counsel as an exhibit.

Response: In response to this comment, the Company has amended the Registration Statement to disclose the name of the Company’s PRC counsel, DeHeng Law Offices (Shenzhen), in each instance in which the Registration Statement refers to the Company’s PRC counsel and to file the consent of the Company’s PRC legal counsel as an exhibit.

Please feel free to contact me should you require additional information at (917) 574-7812 or mallen@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Mason Allen
Mason Allen, Esq.